UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number: 001-15254

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN

5400 Westheimer Court, Houston, Texas 77056

(Full title of the plan and the address of the plan)

ENBRIDGE INC.

200, 425-1st Street S.W., Calgary, Alberta, Canada T2P 3L8

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,

PLAN FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Enbridge Employee Services, Inc. Employees’ Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying Statements of Net Assets Available for Benefits of the Enbridge Employee Services, Inc. Employees’ Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplementary Information

The supplementary information of Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones LLP

We have served as the Plan’s auditor since 2012.

Houston, Texas

June 16, 2020

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2019	2018
(thousands of dollars)
Assets
Investments, at fair value (Note 5)	1,182,732	394,209
Receivable for transfer of net assets from Spectra Plan (Note 1)	—	609,356
Notes receivable from participants	12,152	4,550
Cash	23	4
Total assets	1,194,907	1,008,119
Net assets available for benefits	1,194,907	1,008,119

The accompanying notes are an integral part of these financial statements.

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31,	2019
(thousands of dollars)
Additions
Investment income
Net appreciation in fair value of investments	226,335
Dividends	32,636
258,971

Interest income on notes receivable from participants	694

Contributions
Participant	34,468
Employer	20,010
Rollover	6,177
60,655
Total additions	320,320

Deductions
Benefits paid to participants	133,290
Administrative expenses (Note 3)	242
Total deductions	133,532

Net increase in net assets available for benefits	186,788

Net assets available for benefits, beginning of year	1,008,119
Net assets available for benefits, end of year	1,194,907

The accompanying notes are an integral part of these financial statements.

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The Enbridge Employee Services, Inc. Employees’ Savings Plan (the Plan) is a defined contribution plan. For complete information, reference should be made to the Plan document.

The Plan is sponsored and administered by Enbridge Employee Services, Inc. (EESI or the Company), a wholly-owned subsidiary of Enbridge Inc. (Enbridge). The Plan is under the governance of Enbridge’s Pension Committee.

Plan Merger

On December 31, 2018, an affiliate-sponsored retirement savings plan, the Spectra Energy Retirement Savings Plan (the Spectra Plan) merged into the Plan. In accordance with the terms of the Enbridge Employee Services, Inc. Savings Plan and Spectra Energy Retirement Savings Plan Merger Agreement, all participants in the Spectra Plan became participants in the Plan and, as a result, the Spectra Plan ceased to exist.

As at December 31, 2018, investments of $601,018,000 were transferred from the Spectra Plan to the Plan. Also on December 31, 2018, notes receivable from participants of $8,338,000 were transferred from the Spectra Plan to the Plan in-kind. The transferred investments and notes receivable from participants were not received by T. Rowe Price Trust Company (the Trustee) until January 2, 2019 and, accordingly, $609,356,000 is presented on the Statement of Net Assets Available for Benefits as Receivable for transfer of net assets from Spectra Plan.

Participation and Purpose

The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-term financial security through employee contributions, matching contributions from the Company, and investments among certain investment funds. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

All regular employees of the Company or a Participating Affiliate, as defined in the Plan document, are eligible to elect participation in the Plan immediately upon hire with participation commencing from the effective date of the election. Temporary employees, who are classified as laborers, are eligible to make plan contributions on the earlier of (i) the first day of the month following the completion of a year of vesting service or (ii) the date upon which the employee begins filling a full-time or part-time established position with the Company or a Participating Affiliate.

Contributions

All contributions made to the Plan are invested by the Trustee, as directed by participants, as they are received from the Company. Participants are entitled to make pre-tax and after-tax Roth contributions to the Plan by electing to contribute up to 50% of eligible earnings, but not in excess of the statutory maximum contribution amount, which for 2019 was $19,000. Employees who have attained age 50 before the close of the Plan year shall be eligible to make catch-up contributions, in accordance with and subject to certain limitations.

Participant contributions are invested at the discretion of each participant in one or more of the Plan’s investment options. If a participant fails to make an investment election, contributions are invested in the target-date retirement fund that corresponds to the participant’s age. Eligible employees participate in the Plan either through self-election of a deferral percentage or through automatic enrollment into the Plan at a 6% deferral, provided that the employee did not opt out of such election as specified in the Plan document. Such deferral elections represent a portion of participants’ salary that would otherwise be payable to participants. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC). All matching contributions are made to the Trustee in the investment election selected by the employee, or in a target-date retirement fund if no investment election has been made.

The Company matching amount shall be equal to 100% of the sum of the participant’s 401(k) pre-tax contribution and Roth contribution, limited to a maximum allowable percentage of 6% of their credited compensation. Additionally, each participant who is eligible to make “catch-up” contributions may also elect to have all or any portion of such “catch-up” contributions designated as pre-tax or Roth “catch-up” contributions. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the IRC.

Rollover Contributions

Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts. The Trustee will accept rollover contributions from a participant who is entitled to receive a distribution from a designated pre-tax or Roth deferral account under another qualified savings plan contributions program.

Participant Accounts

T. Rowe Price Retirement Services Inc. is the record keeper of the Plan as established by the Company. Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer contributions, and Plan earnings, and charged with benefit payments and allocations of Plan losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The selection from available investment funds is the sole responsibility of each participant. Participants may invest their Plan accounts in any or all of the investment funds offered in the Plan.

Forfeited Accounts

The non-vested portion of the participant’s accounts shall become a forfeiture as of the earlier of (i) the date of distribution of the participant’s vested accounts, or (ii) the date the participant incurs five consecutive one-year periods of severance. As at December 31, 2019 and 2018, the Plan had a balance of $484,000 and $251,000, respectively, in the forfeited non-vested accounts. During the year ended December 31, 2019, there were withdrawals of $16,000 from the forfeited accounts to reduce Company contributions.

Vesting and Payment of Benefits

For participants who provide services to the Company after December 31, 2017, the Company matching contributions are fully vested. For participants who first became eligible to participate in the Plan after March 31, 2008 and no longer provided services to the Company after December 31, 2017, the Company matching contributions for Plan participants were fully vested after the completion of three years of service.

Upon retirement or termination of employment, a participant may elect to receive the value of the participant’s account in any of the following forms of distribution: (i) a single distribution; (ii) two or more installments over a period elected by the participant; or (iii) in two or more partial withdrawals, any one of which may be no less than $1,000 and which may be taken no more frequently than once each calendar month. Distributions must commence no later than the required commencement date as set forth in the Plan.

The Plan also permits withdrawals of pre-tax elective deferral contributions in the event of a hardship. A hardship distribution must comply with section 401(k) of the IRC.

Notes Receivable from Participants

Participants may borrow from their accounts, with some limitations, a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000 minus the excess (if any) of (i) the highest outstanding loan balance during the 12-month period prior to the new loan, over (ii) the outstanding balance of loans on the date on which such loan is made; or (2) 50% of their account balances. A loan is secured by the balance in the participant’s account and bears interest at a rate of 1% above the prime rate as of the first business day of the month in which the loan is to be funded (between 4.25% to 6.50% for the year ended December 31, 2019). Loans are to be repaid by payroll deduction over a period not to exceed five years as elected by the participant. Participants may have no more than two loans outstanding. Upon termination of employment, a participant may continue to repay the loan over the original repayment term.

Plan Termination

As a result of certain employment terminations in connection with the sale of a Participating Affiliate, Midcoast Operating, L.P., the Plan experienced a partial termination in 2018. As required by ERISA, the accrued benefits of all affected Plan members as of the date of the partial termination were fully vested.

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants’ accounts will be distributed as permitted by law.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP). Amounts are stated in United States dollars unless otherwise noted.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan investments are comprised of various financial instruments that are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Fair Value Measurement

The Plan’s investments are stated at fair value maximizing the use of observable inputs and minimizing the use of unobservable inputs. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Plan categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 1

Fair value is based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2

Fair value is based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3

Fair value is based on valuation methods using inputs that are less observable, unavailable or where the observable data does support a significant portion of the financial instrument’s fair value. Inputs may be internally developed methodologies that result in a best estimate of the fair value. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investment Income (Loss) and Expense Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded to participant accounts on the dividend payment date.

Management fees and operating expenses charged to the Plan for investments in the common stock funds or stable value trust funds and registered investment funds are either paid from the fund balance or deducted from income earned on a daily basis, and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for these investments.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan or the Company in accordance with the terms outlined in the Plan document.

Former employees who have account balances remaining under the Plan at any point during the calendar year (and alternate payees under any qualified domestic relations order) are charged with a portion of the Plan’s record keeping expenses; the fee is $45 per year, which is generally deducted on a quarterly basis at $11.25 per quarter. However, for the year in which such a participant or alternate payee takes a final distribution from the Plan, $45 minus the quarterly amounts that have already been deducted for the year from such individual’s account (or paid by the Company if, for example, the terminated participant was an active employee for a full quarter) is deducted at the time the distribution is taken. Active employees and participants who are terminated due to disability are not charged with such expenses.

An administrative fee is also charged to the account of a participant who takes a loan. Administrative expenses other than record keeping and loan-related expenses are generally paid by the Company.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. If a participant ceases to make loan repayments and the Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments

Benefit payments to participants are recorded upon distribution.

Comparative Amounts

Certain comparative amounts have been reclassified to conform with the current year’s financial statement presentation.

In prior years, the Plan reported investments in money market funds as registered investment funds. During 2019, Plan management determined that the money market funds have original maturities of three months or less and they were reclassified accordingly to short-term investments (Note 5).

3. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Transactions with the Trustee and the funds they manage qualify as party-in-interest transactions. Investment management fees and operating fees paid by the Plan were included as a reduction of the return earned on each fund. Administrative fees paid by the Plan were $242,000 for the year ended December 31, 2019.

Transactions in shares of Enbridge common stock qualify as party-in-interest transactions. As at December 31, 2019 and 2018, the Plan held 9.83 million and 4.14 million shares, respectively, of Enbridge common stock with a cost basis of $293,395,000 and $124,130,000, respectively. During the year ended December 31, 2019, the Plan recorded related dividend income of $22,209,000.

Additionally, the Plan maintains participant loans (Note 2).

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated February 15, 2018 that the Plan is qualified and the related trust is exempt from federal income tax under the provisions of Sections 401(a) and 501(a), respectively, of the IRC. Although the Plan has been amended since receiving this determination letter, the current design and operation of the Plan is considered by management and legal counsel to be in compliance with the applicable IRS exemption requirements. Accordingly, no provision for income taxes has been recognized in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is not currently under audit by any taxing jurisdictions. Plan management believes it is no longer subject to income tax examination for years prior to 2015.

5. FAIR VALUE MEASUREMENTS

The following is a description of the valuation methodologies used for investments measured at fair value:

Short-term investments

Investments in money market funds are valued at quoted market prices. These investments are highly liquid and readily convertible to known amounts of cash.

Common stock

The market value of the common stock of Enbridge is based on the closing market price of the common stock on the New York Stock Exchange on the last business day of the Plan’s fiscal year multiplied by the number of shares held.

Registered investment funds

Registered investment funds are valued at quoted market prices.

Common collective trust funds and Stable value trust fund

Investments in Common collective trust funds and the Stable value trust fund are valued based upon net asset value as a practical expedient and are, accordingly, excluded from the fair value hierarchy (Note 6).

	2019				2018
December 31,	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
(thousands of dollars)
Investments measured at fair value
Short-term investments	46,744	—	—	46,744	363	—	—	363
Common stock	390,973	—	—	390,973	128,571	—	—	128,571
Registered investment funds	204,164	—	—	204,164	130,295	—	—	130,295
	641,881	—	—	641,881	259,229	—	—	259,229
Investments measured at net asset value
Common collective trust funds				507,793				104,767
Stable value trust fund				33,058				30,213
				540,851				134,980
				1,182,732				394,209

6. NAV PER SHARE

Net asset value, referred to herein as NAV, of the trust units held by the Plan at year end, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The Plan’s investments for which fair values are estimated using NAV per unit are summarized in the following table:

	Unfunded Commitment	Redemption Frequency	Other Restrictions	Redemption Notice Period	Fair Value
December 31,					2019	2018
(thousands of dollars)
Common collective trust funds[1]
Foreign large-blend portfolio (BlackRock)	None	Daily	None	1 day	4,944	660
U.S. Large Cap Blend Fund (BlackRock)	None	Daily	None	1 day	175,566	10,178
Fixed Income Index Fund (BlackRock)	None	Daily	None	1 day	14,759	1,807
LifePath Funds (BlackRock)	None	Daily	None	1 day	312,524	92,122
					507,793	104,767
Stable Value Trust Fund				12-30
(T. Rowe Price)[2]	None	Daily	None	months	33,058	30,213
					540,851	134,980

1	Pooled funds invested primarily in other collective investment funds.
2

Pooled funds invested in guaranteed investment contracts issued by insurance companies; investments contracts issued by banks; structured or synthetic investments contracts issued by banks, insurance companies, and other issuers; separate account contracts and other similar instruments that are intended to maintain a constant net asset value.

7. SUBSEQUENT EVENTS

In preparing the accompanying financial statements, Plan management has reviewed for inclusion in these financial statements and related notes all known events that have occurred after December 31, 2019 through June 16, 2020, which is the date these financial statements were issued.

Enbridge is monitoring the recent outbreak of the novel coronavirus (COVID-19) and its potential impact on the Plan. The outbreak of COVID-19 has increased volatility in financial markets. While the extent and duration of the impact of COVID-19 on global and local economies, financial markets, and sectors and issuers in which the Plan may invest is uncertain at this point, the outbreak has the potential to adversely affect the fair value of the Plan’s investment portfolio.

The US Pension Administrative Committee approved amendments to the Plan to provide immediate financial relief to participants affected by COVID-19. Effective April 8, 2020, eligible participants can take a COVID-19 related distribution, suspend their loan repayments or increase their total loans under the Plan.

ENBRIDGE EMPLOYEE SERVICES, INC.

EMPLOYEES’ SAVINGS PLAN

EIN: 76-0697621 PN:001

FORM 5500, SCHEDULE H, LINE 4I -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

			December 31, 2019
a.	b. Identity of issue, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, par or maturity value	d. Cost[2]	e. Current Value
	(thousands of dollars)
	American Beacon Small Cap Value Institutional Fund	Registered investment fund		7,047
	Dodge & Cox Balanced Fund	Registered investment fund		30,312
	Dodge & Cox International Stock Fund	Registered investment fund		8,859
	PIMCO Total Return Institutional Fund	Registered investment fund		10,668
1	T. Rowe Price Blue Chip Growth Fund	Registered investment fund		34,225
1	T. Rowe Price Government Money	Short-term investments		501
1	T. Rowe Price Mid-Cap Growth Fund	Registered investment fund		50,055
1	T. Rowe Price Small-Cap Stock Fund	Registered investment fund		17,859
	Vanguard Equity-Income Adm	Registered investment fund		23,152
	Vanguard Federal Money Market Fund	Short-term investments		46,243
	MFS Institutional International Equity Fund	Registered investment fund		18,568
	DFA Emerging Markets Core Equity Institutional	Registered investment fund		3,419
	BlackRock LifePath Index 2025	Common collective trust fund		63,997
	BlackRock LifePath Index 2030	Common collective trust fund		52,934
	BlackRock LifePath Index 2035	Common collective trust fund		35,827
	BlackRock LifePath Index 2040	Common collective trust fund		32,171
	BlackRock LifePath Index 2045	Common collective trust fund		33,286
	BlackRock LifePath Index 2050	Common collective trust fund		24,642
	BlackRock LifePath Index 2055	Common collective trust fund		14,101
	BlackRock LifePath Index 2060	Common collective trust fund		1,699
	BlackRock LifePath Index Retirement Fund	Common collective trust fund		53,866
	BlackRock MSCI ACWI	Common collective trust fund		4,944
	BlackRock Russell 3000® Index Fund	Common collective trust fund		12,269
	BlackRock Russell 1000® Value Fund	Common collective trust fund		4,804
	BlackRock Russell 1000® Growth Fund	Common collective trust fund		49,208
	BlackRock Equity Index Fund	Common collective trust fund		80,481
	BlackRock US Debt Index	Common collective trust fund		14,759
	BlackRock Extended Equity Market Index Fund	Common collective trust fund		28,805
1	T. Rowe Price Stable Value Trust Fund	Common collective trust fund		33,058
1	Enbridge Inc. Stock	Common stock		390,973
	Total investments			1,182,732
1	Notes receivable from participants	Interest rates ranging from 3.25% to 9.25% maturing through 2033	—	12,152
	Total			1,194,884

1	Parties-in-Interest.
2	Cost information is omitted because these investments are participant-directed.

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Enbridge Employee Services, Inc. Employees’ Savings Plan

Date: June 16, 2020

	By:	/s/ Pat Murray
Pat Murray
Member of the Enbridge Inc. Pension Committee